SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D
                                 Amendment No. 3

                    Under the Securities Exchange Act of 1934

                                F5 NETWORKS, INC.
                         ------------------------------
                                (Name of Issuer)

                                  Common Stock
                         ------------------------------
                         (Title of Class of Securities)

                                    315616102
                         ------------------------------
                                 (CUSIP Number)

                                Catherine C. Shaw
                   3000 Sand Hill Road, Building 4, Suite 100
                              Menlo Park, CA 94025
                                 (650) 854-8540
                         ------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                     9/5/00
                         ------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        (Continued on following page(s))

                               Page 1 of 15 pages


CUSIP No. 315616102                                              13D                                              Page 2 of 15 Pages

------------------------------------------------------------------------------------------------------------------------------------
  (1) Names of Reporting Persons.  SS or I.R.S. Identification Nos. of Above Persons

      Menlo Ventures VII, L.P.
------------------------------------------------------------------------------------------------------------------------------------
  (2) Check The Appropriate Box If A Member Of A Group                                  (a) :
                                                                                        (b) X

------------------------------------------------------------------------------------------------------------------------------------
  (3)    SEC Use Only


------------------------------------------------------------------------------------------------------------------------------------
  (4)    Source Of Funds*

       WC
------------------------------------------------------------------------------------------------------------------------------------
  (5)    Check Box If Disclosure Of Legal Proceedings Is Required Pursuant To Items 2(d) Or 2(e) :


------------------------------------------------------------------------------------------------------------------------------------
  (6)    Citizenship Or Place Of Organization

       Delaware
------------------------------------------------------------------------------------------------------------------------------------
Number Of Shares                                                                (7)     Sole Voting Power          -0-
Beneficially Owned
By Each Reporting
Person With                                                                     (8)     Shared Voting Power        -0-


                                                                                (9)     Sole Dispositive Power     -0-


                                                                                (10)    Shared Dispositive Power   -0-

  (11)   Aggregate Amount Beneficially Owned By Each Reporting Person

                  -0-
------------------------------------------------------------------------------------------------------------------------------------
  (12)   Check If The Aggregate Amount In Row (11) Excludes Certain Shares*


------------------------------------------------------------------------------------------------------------------------------------
  (13)   Percent Of Class Represented By Amount In Row (11)

                  -0-
------------------------------------------------------------------------------------------------------------------------------------
  (14)   Type Of Reporting Person

                  PN
------------------------------------------------------------------------------------------------------------------------------------

                                                *SEE INSTRUCTION BEFORE FILLING OUT!


CUSIP No. 315616102                                              13D                                              Page 3 of 15 Pages

------------------------------------------------------------------------------------------------------------------------------------
  (1) Names of Reporting Persons.  SS or I.R.S. Identification Nos. of Above Persons

      Menlo Entrepreneurs Fund VII, L.P.
------------------------------------------------------------------------------------------------------------------------------------
  (2) Check The Appropriate Box If A Member Of A Group                                  (a) :
                                                                                        (b) X

------------------------------------------------------------------------------------------------------------------------------------
  (3)    SEC Use Only


------------------------------------------------------------------------------------------------------------------------------------
  (4)    Source Of Funds*

       WC
------------------------------------------------------------------------------------------------------------------------------------
  (5)    Check Box If Disclosure Of Legal Proceedings Is Required Pursuant To Items 2(d) Or 2(e) :


------------------------------------------------------------------------------------------------------------------------------------
  (6)    Citizenship Or Place Of Organization

       Delaware
------------------------------------------------------------------------------------------------------------------------------------
Number Of Shares                                                                (7)     Sole Voting Power          -0-
Beneficially Owned
By Each Reporting
Person With                                                                     (8)     Shared Voting Power        -0-


                                                                                (9)     Sole Dispositive Power     -0-


                                                                                (10)    Shared Dispositive Power   -0-


  (11)   Aggregate Amount Beneficially Owned By Each Reporting Person

                  -0-
------------------------------------------------------------------------------------------------------------------------------------
  (12)   Check If The Aggregate Amount In Row (11) Excludes Certain Shares*


------------------------------------------------------------------------------------------------------------------------------------
  (13)   Percent Of Class Represented By Amount In Row (11)

                  -0-
------------------------------------------------------------------------------------------------------------------------------------
  (14)   Type Of Reporting Person

                  PN
------------------------------------------------------------------------------------------------------------------------------------

                                                *SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No. 315616102                                              13D                                              Page 4 of 15 Pages
------------------------------------------------------------------------------------------------------------------------------------
  (1) Names of Reporting Persons.  SS or I.R.S. Identification Nos. of Above Persons

      MV Management VII, L.L.C.
------------------------------------------------------------------------------------------------------------------------------------
  (2) Check The Appropriate Box If A Member Of A Group                                  (a) :
                                                                                        (b) X

------------------------------------------------------------------------------------------------------------------------------------
  (3)    SEC Use Only


------------------------------------------------------------------------------------------------------------------------------------
  (4)    Source Of Funds*

      AF
------------------------------------------------------------------------------------------------------------------------------------
  (5)    Check Box If Disclosure Of Legal Proceedings Is Required Pursuant To Items 2(d) Or 2(e) :


------------------------------------------------------------------------------------------------------------------------------------
  (6)    Citizenship Or Place Of Organization

      Delaware
------------------------------------------------------------------------------------------------------------------------------------
Number Of Shares                                                                (7)     Sole Voting Power          -0-
Beneficially Owned
By Each Reporting
Person With                                                                     (8)     Shared Voting Power        -0-


                                                                                (9)     Sole Dispositive Power     -0-


                                                                                (10)    Shared Dispositive Power   -0-

  (11)   Aggregate Amount Beneficially Owned By Each Reporting Person

                  -0-
------------------------------------------------------------------------------------------------------------------------------------
  (12)   Check If The Aggregate Amount In Row (11) Excludes Certain Shares*


------------------------------------------------------------------------------------------------------------------------------------
  (13)   Percent Of Class Represented By Amount In Row (11)

                   -0-
------------------------------------------------------------------------------------------------------------------------------------
  (14)   Type Of Reporting Person

                  CO
------------------------------------------------------------------------------------------------------------------------------------

                                                *SEE INSTRUCTION BEFORE FILLING OUT!


CUSIP No. 315616102                                              13D                                              Page 5 of 15 Pages
------------------------------------------------------------------------------------------------------------------------------------
  (1) Names of Reporting Persons.  SS or I.R.S. Identification Nos. of Above Persons

      Thomas H. Bredt
------------------------------------------------------------------------------------------------------------------------------------
  (2) Check The Appropriate Box If A Member Of A Group                                  (a) :
                                                                                        (b) X

------------------------------------------------------------------------------------------------------------------------------------
  (3)    SEC Use Only


------------------------------------------------------------------------------------------------------------------------------------
  (4)    Source Of Funds*

      AF
------------------------------------------------------------------------------------------------------------------------------------
  (5)    Check Box If Disclosure Of Legal Proceedings Is Required Pursuant To Items 2(d) Or 2(e) :


------------------------------------------------------------------------------------------------------------------------------------
  (6)    Citizenship Or Place Of Organization

      U.S.A.
------------------------------------------------------------------------------------------------------------------------------------
Number Of Shares                                                                (7)     Sole Voting Power          72,401
Beneficially Owned
By Each Reporting
Person With                                                                     (8)     Shared Voting Power        -0-


                                                                                (9)     Sole Dispositive Power     72,401


                                                                                (10)    Shared Dispositive Power   -0-


  (11)   Aggregate Amount Beneficially Owned By Each Reporting Person

                  72,401
------------------------------------------------------------------------------------------------------------------------------------
  (12)   Check If The Aggregate Amount In Row (11) Excludes Certain Shares*


------------------------------------------------------------------------------------------------------------------------------------
  (13)   Percent Of Class Represented By Amount In Row (11)

                   .3%
------------------------------------------------------------------------------------------------------------------------------------
  (14)   Type Of Reporting Person

                  IN
------------------------------------------------------------------------------------------------------------------------------------

                                                *SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No. 315616102                                              13D                                              Page 6 of 15 Pages

------------------------------------------------------------------------------------------------------------------------------------
  (1) Names of Reporting Persons.  SS or I.R.S. Identification Nos. of Above Persons

      Douglas C. Carlisle
------------------------------------------------------------------------------------------------------------------------------------
  (2) Check The Appropriate Box If A Member Of A Group                                  (a) :
                                                                                        (b) X

------------------------------------------------------------------------------------------------------------------------------------
  (3)    SEC Use Only


------------------------------------------------------------------------------------------------------------------------------------
  (4)    Source Of Funds*

      AF
------------------------------------------------------------------------------------------------------------------------------------
  (5)    Check Box If Disclosure Of Legal Proceedings Is Required Pursuant To Items 2(d) Or 2(e) :


------------------------------------------------------------------------------------------------------------------------------------
  (6)    Citizenship Or Place Of Organization

      U.S.A.
------------------------------------------------------------------------------------------------------------------------------------
Number Of Shares                                                                (7)     Sole Voting Power          73,068
Beneficially Owned
By Each Reporting
Person With                                                                     (8)     Shared Voting Power        -0-


                                                                                (9)     Sole Dispositive Power     73,068


                                                                                (10)    Shared Dispositive Power   -0-


  (11)   Aggregate Amount Beneficially Owned By Each Reporting Person

                  73,068
------------------------------------------------------------------------------------------------------------------------------------
  (12)   Check If The Aggregate Amount In Row (11) Excludes Certain Shares*


------------------------------------------------------------------------------------------------------------------------------------
  (13)   Percent Of Class Represented By Amount In Row (11)

                   .3%
------------------------------------------------------------------------------------------------------------------------------------
  (14)   Type Of Reporting Person

                  IN
------------------------------------------------------------------------------------------------------------------------------------

                                                *SEE INSTRUCTION BEFORE FILLING OUT!

                                                                 6

CUSIP No. 315616102                                              13D                                              Page 7 of 15 Pages

------------------------------------------------------------------------------------------------------------------------------------
  (1) Names of Reporting Persons.  SS or I.R.S. Identification Nos. of Above Persons

      Sonja L. Hoel
------------------------------------------------------------------------------------------------------------------------------------
  (2) Check The Appropriate Box If A Member Of A Group                                  (a) :
                                                                                        (b) X

------------------------------------------------------------------------------------------------------------------------------------
  (3)    SEC Use Only


------------------------------------------------------------------------------------------------------------------------------------
  (4)    Source Of Funds*

      AF
------------------------------------------------------------------------------------------------------------------------------------
  (5)    Check Box If Disclosure Of Legal Proceedings Is Required Pursuant To Items 2(d) Or 2(e) :


------------------------------------------------------------------------------------------------------------------------------------
  (6)    Citizenship Or Place Of Organization

      U.S.A.
------------------------------------------------------------------------------------------------------------------------------------
Number Of Shares                                                                (7)     Sole Voting Power          20,548
Beneficially Owned
By Each Reporting
Person With                                                                     (8)     Shared Voting Power        -0-


                                                                                (9)     Sole Dispositive Power     20,548


                                                                                (10)    Shared Dispositive Power   -0-


  (11)   Aggregate Amount Beneficially Owned By Each Reporting Person

                  20,548
------------------------------------------------------------------------------------------------------------------------------------
  (12)   Check If The Aggregate Amount In Row (11) Excludes Certain Shares*


------------------------------------------------------------------------------------------------------------------------------------
  (13)   Percent Of Class Represented By Amount In Row (11)

                   .09%
------------------------------------------------------------------------------------------------------------------------------------
  (14)   Type Of Reporting Person

                  IN
------------------------------------------------------------------------------------------------------------------------------------

                                                *SEE INSTRUCTION BEFORE FILLING OUT!

                                                                 7

CUSIP No. 315616102                                              13D                                              Page 8 of 15 Pages

------------------------------------------------------------------------------------------------------------------------------------
  (1) Names of Reporting Persons.  SS or I.R.S. Identification Nos. of Above Persons

      John W. Jarve
------------------------------------------------------------------------------------------------------------------------------------
  (2) Check The Appropriate Box If A Member Of A Group                                  (a) :
                                                                                        (b) X

------------------------------------------------------------------------------------------------------------------------------------
  (3)    SEC Use Only


------------------------------------------------------------------------------------------------------------------------------------
  (4)    Source Of Funds*

      AF
------------------------------------------------------------------------------------------------------------------------------------
  (5)    Check Box If Disclosure Of Legal Proceedings Is Required Pursuant To Items 2(d) Or 2(e):


------------------------------------------------------------------------------------------------------------------------------------
  (6)    Citizenship Or Place Of Organization

      U.S.A.
------------------------------------------------------------------------------------------------------------------------------------
Number Of Shares                                                                (7)     Sole Voting Power          72,401
Beneficially Owned
By Each Reporting
Person With                                                                     (8)     Shared Voting Power        -0-


                                                                                (9)     Sole Dispositive Power     72,401


                                                                                (10)    Shared Dispositive Power   -0-


  (11)   Aggregate Amount Beneficially Owned By Each Reporting Person

                  72,401
------------------------------------------------------------------------------------------------------------------------------------
  (12)   Check If The Aggregate Amount In Row (11) Excludes Certain Shares*


------------------------------------------------------------------------------------------------------------------------------------
  (13)   Percent Of Class Represented By Amount In Row (11)

                  .3%
------------------------------------------------------------------------------------------------------------------------------------
  (14)   Type Of Reporting Person

                  IN
------------------------------------------------------------------------------------------------------------------------------------

                                                *SEE INSTRUCTION BEFORE FILLING OUT!

                                                                 8

CUSIP No. 315616102                                              13D                                              Page 9 of 15 Pages
------------------------------------------------------------------------------------------------------------------------------------
  (1) Names of Reporting Persons.  SS or I.R.S. Identification Nos. of Above Persons

      Michael D. Laufer
------------------------------------------------------------------------------------------------------------------------------------
  (2) Check The Appropriate Box If A Member Of A Group                                  (a) :
                                                                                        (b) X

------------------------------------------------------------------------------------------------------------------------------------
  (3)    SEC Use Only


------------------------------------------------------------------------------------------------------------------------------------
  (4)    Source Of Funds*

      AF
------------------------------------------------------------------------------------------------------------------------------------
  (5)    Check Box If Disclosure Of Legal Proceedings Is Required Pursuant To Items 2(d) Or 2(e) :


------------------------------------------------------------------------------------------------------------------------------------
  (6)    Citizenship Or Place Of Organization

      U.S.A.
------------------------------------------------------------------------------------------------------------------------------------
Number Of Shares                                                                (7)     Sole Voting Power          27,286
Beneficially Owned
By Each Reporting
Person With                                                                     (8)     Shared Voting Power        -0-


                                                                                (9)     Sole Dispositive Power     27,286


                                                                                (10)    Shared Dispositive Power   -0-


  (11)   Aggregate Amount Beneficially Owned By Each Reporting Person

                  27,286
------------------------------------------------------------------------------------------------------------------------------------
  (12)   Check If The Aggregate Amount In Row (11) Excludes Certain Shares*


------------------------------------------------------------------------------------------------------------------------------------
  (13)   Percent Of Class Represented By Amount In Row (11)

                  .1%
------------------------------------------------------------------------------------------------------------------------------------
  (14)   Type Of Reporting Person

                  IN
------------------------------------------------------------------------------------------------------------------------------------

                                                *SEE INSTRUCTION BEFORE FILLING OUT!

                                                                 9

CUSIP No. 315616102                                              13D                                             Page 10 of 15 Pages

------------------------------------------------------------------------------------------------------------------------------------
  (1) Names of Reporting Persons.  SS or I.R.S. Identification Nos. of Above Persons

      H. D. Montgomery
------------------------------------------------------------------------------------------------------------------------------------
  (2) Check The Appropriate Box If A Member Of A Group                                  (a) :
                                                                                        (b) X

------------------------------------------------------------------------------------------------------------------------------------
  (3)    SEC Use Only


------------------------------------------------------------------------------------------------------------------------------------
  (4)    Source Of Funds*

      AF
------------------------------------------------------------------------------------------------------------------------------------
  (5)    Check Box If Disclosure Of Legal Proceedings Is Required Pursuant To Items 2(d) Or 2(e) :


------------------------------------------------------------------------------------------------------------------------------------
  (6)    Citizenship Or Place Of Organization

      U.S.A.
------------------------------------------------------------------------------------------------------------------------------------
Number Of Shares                                                                (7)     Sole Voting Power         72,400
Beneficially Owned
By Each Reporting
Person With                                                                     (8)     Shared Voting Power       -0-


                                                                                (9)     Sole Dispositive Power    72,400


                                                                                (10)    Shared Dispositive Power  -0-


  (11)   Aggregate Amount Beneficially Owned By Each Reporting Person

                  72,400
------------------------------------------------------------------------------------------------------------------------------------
  (12)   Check If The Aggregate Amount In Row (11) Excludes Certain Shares*


------------------------------------------------------------------------------------------------------------------------------------
  (13)   Percent Of Class Represented By Amount In Row (11)

                  .3%
------------------------------------------------------------------------------------------------------------------------------------
  (14)   Type Of Reporting Person

                  IN
------------------------------------------------------------------------------------------------------------------------------------

                                                *SEE INSTRUCTION BEFORE FILLING OUT!

                                                                 10

CUSIP No. 315616102                                              13D                                             Page 11 of 15 Pages

------------------------------------------------------------------------------------------------------------------------------------
  (1) Names of Reporting Persons.  SS or I.R.S. Identification Nos. of Above Persons

      Mark A. Siegel
------------------------------------------------------------------------------------------------------------------------------------
  (2) Check The Appropriate Box If A Member Of A Group                                  (a) :
                                                                                        (b) X

------------------------------------------------------------------------------------------------------------------------------------
  (3)    SEC Use Only


------------------------------------------------------------------------------------------------------------------------------------
  (4)    Source Of Funds*

      AF
------------------------------------------------------------------------------------------------------------------------------------
  (5)    Check Box If Disclosure Of Legal Proceedings Is Required Pursuant To Items 2(d) Or 2(e) :


------------------------------------------------------------------------------------------------------------------------------------
  (6)    Citizenship Or Place Of Organization

      U.S.A.
------------------------------------------------------------------------------------------------------------------------------------
Number Of Shares                                                                (7)     Sole Voting Power          3,368
Beneficially Owned
By Each Reporting
Person With                                                                     (8)     Shared Voting Power        -0-


                                                                                (9)     Sole Dispositive Power     3,368


                                                                                (10)    Shared Dispositive Power   -0-


  (11)   Aggregate Amount Beneficially Owned By Each Reporting Person

                  3,368
------------------------------------------------------------------------------------------------------------------------------------
  (12)   Check If The Aggregate Amount In Row (11) Excludes Certain Shares*


------------------------------------------------------------------------------------------------------------------------------------
  (13)   Percent Of Class Represented By Amount In Row (11)

                  0%
------------------------------------------------------------------------------------------------------------------------------------
  (14)   Type Of Reporting Person

                  IN
------------------------------------------------------------------------------------------------------------------------------------

                                                *SEE INSTRUCTION BEFORE FILLING OUT!

                                                                 11

                                                             Page 12 of 15 Pages

ITEM 1.  SECURITY AND ISSUER

         Class of Securities:               Common Stock

         Issuer:                            F5 Networks, Inc.

         Principal Address:                 200 First Avenue West, Suite 500
                                            Seattle, Washington 98119


Item 2. Identity and Background

(a)-(c) This Statement is filed by Menlo Ventures VII, L.P., a Delaware limited partnership ("MV VII"), Menlo Entrepreneurs Fund VII, L.P., a Delaware limited partnership ("MEF VII"), and MV Management VII, L.L.C., a Delaware limited liability company ("MVM VII"). MV VII, MEF VII and MVM VII are collectively referred to herein as the "Reporting Persons". Thomas H. Bredt ("THB"), Douglas
C. Carlisle ("DCC"), Sonja L. Hoel ("SLH"), John W. Jarve ("JWJ"), Michael D. Laufer ("MDL"), H. D. Montgomery ("HDM") and Mark A. Siegel ("MAS") (collectively referred to herein as the "Members") are the managing directors of MVM VII, which serves as the sole general partner of MV VII and MEF VII. MV VII is a venture capital investment partnership, and MEF VII is a side company that makes all investments pro rata to the capital of MV VII, with all allocations made to its members based on paid-in capital. The principal business and office address for MV VII, MEF VII, MVM VII, THB, DCC, SLH, JWJ, MDL, HDM and MAS is 3000 Sand Hill Road, Building 4, Suite 100, Menlo Park, California, 94025.

(d) None of the Reporting Persons or, to the knowledge of the Reporting Persons, any of the Members, has been convicted in a criminal proceeding in the past five years (excluding traffic violations and similar misdemeanors).

(e) During the past five years, none of the Reporting Persons, or to the knowledge of the Reporting Persons, and none of the Members, was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


Item 3. Source and Amount of Funds or Other Consideration

Not applicable.


Item 4. Purpose of Transaction

Disposition of securities by MV VII and MEF VII to their limited partners and Member without consideration pursuant to the terms of their respective limited partnership or operating agreements.


Item 5. Interest in Securities of the Issuer

(a) and (b) On September 5, 2000, MV VII and MEF VII made in-kind distributions of 1,379,897 and 57,955 shares of Common Stock, respectively, of which MVM VII received 336,900 shares. MVM VII distributed pro rata all of its shares received in the distribution to its Members. The aggregate number and percentage of the

                                       12



                                                             Page 13 of 15 Pages

class of securities beneficially owned by each person named in Item 2 is as follows:

                                 MV      MEF        MVM
Ownership/Power                  VII     VII        VII     THB        DCC        SLH        JWJ        MDL        HDM         MAS
---------------                  ---     ---        ---     ---        ---        ---        ---        ---        ---         ---
Beneficial Ownership              0       0          0     72,401     73,068     20,548     72,401     27,286     72,400      3,368
Percentage of Class*              0       0          0         .3%        .3%       .09%        .3%        .1%        .3%         0
Sole Voting Power                 0       0          0     72,401     73,068     20,548     72,401     27,286     72,400      3,368
Shared Voting Power               0       0          0          0          0          0          0          0          0          0
Sole Dispositive Power            0       0          0     72,401     73,068     20,548     72,401     27,286     72,400      3,368
Shared Dispositive Power          0       0          0          0          0          0          0          0          0          0


* The number of shares deemed outstanding by the Issuer as of December 31, 2000 are 21,697,000.

(c) Transactions  effective in the past sixty (60) days by the persons listed in
Item 2 are disclosed in (a) above.

(d) Not applicable.

(e) On September 5, 2000, the Reporting Persons ceased to be the beneficial owners of more than five percent (5%) of the class of securities reported herein.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SECURITIES OF THE ISSUER

         To the best knowledge of the undersigned, there are no contracts, understandings, arrangements, or relationships (legal or otherwise) giving the persons named in Item 2 and between such persons and any other person with respect to the securities of Issuer, including, but not limited to, transfer or voting of any of the Issuer's securities, finder's fees, joint ventures, loan or option agreement, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.

ITEM 7.  EXHIBITS

         Exhibit A:  Joint Filing Statement.

                                                             Page 14 of 15 Pages

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Menlo Ventures VII, L.P.

By:      MV Management VII, L.L.C.
         Its General Partner


By:      /s/ Douglas C. Carlisle
         ---------------------------------
         Managing Member

Menlo Entrepreneurs Fund VII, L.P.

By:      MV Management VII, L.L.C.
         Its General Partner


By:      /s/ Douglas C. Carlisle
         ---------------------------------
         Managing Member

MV Management VII, L.L.C.


By:      /s/ Douglas C. Carlisle
         ---------------------------------
         Managing Member



         /s/ Thomas H. Bredt                      /s/ Michael D. Laufer
         ---------------------------------        -----------------------------
         Thomas H. Bredt                          Michael D. Laufer



         /s/ Douglas C. Carlisle                  /s/ H. D. Montgomery
         ---------------------------------        -----------------------------
         Douglas C. Carlisle                      H. D. Montgomery



         /s/ Sonja L. Hoel                        /s/ Mark A. Siegel
         ---------------------------------        -----------------------------
         Sonja L. Hoel                            Mark A. Siegel



         /s/ John W. Jarve
         ---------------------------------
         John W. Jarve

                                    EXHIBIT A                Page 15 of 15 Pages

                             Joint Filing Statement

         We, the  undersigned,  hereby  express our agreement  that the attached
Schedule 13D is filed on behalf of each of us.

Menlo Ventures VII, L.P.

By:      MV Management VII, L.L.C.
         Its General Partner


By:      /s/ Douglas C. Carlisle
         ---------------------------------
         Managing Member

Menlo Entrepreneurs Fund VII, L.P.

By:      MV Management VII, L.L.C.
         Its General Partner


By:      /s/ Douglas C. Carlisle
         ---------------------------------
         Managing Member

MV Management VII, L.L.C.


By:      /s/ Douglas C. Carlisle
         ---------------------------------
         Managing Member



         /s/ Thomas H. Bredt                      /s/ Michael D. Laufer
         ---------------------------------        -----------------------------
         Thomas H. Bredt                          Michael D. Laufer



         /s/ Douglas C. Carlisle                  /s/ H. D. Montgomery
         ---------------------------------        -----------------------------
         Douglas C. Carlisle                      H. D. Montgomery



         /s/ Sonja L. Hoel                        /s/ Mark A. Siegel
         ---------------------------------        -----------------------------
         Sonja L. Hoel                            Mark A. Siegel



         /s/ John W. Jarve
         ---------------------------------
         John W. Jarve